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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On July 4, 2003, Bookham Technology plc (the "Company") filed with the UK Listing Authority a Schedule 3A, Application for Admission of Securities to the Official List, for the admission of 4,000,000 ordinary shares of the Company to the Official List in connection with the Company's proposed acquisition of substantially all of the business and assets of Cierra Photonics, Inc., a company based in Santa Rosa, California ("Cierra"). A copy of this filing is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        On July 4, 2003, the Company filed with the London Stock Exchange a Form 1, Application for Admission of Securities to Trading, for the admission to trading of 4,000,000 ordinary shares of the Company on the London Stock Exchange in connection with the Company's proposed acquisition of substantially all of the business and assets of Cierra. A copy of this filing is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        On July 4, 2003, the Company issued a press release announcing that it had entered into an agreement to acquire substantially all of the business and assets of Cierra. A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

        On July 4, 2003, the Company issued a press release announcing that following the sale on July 3, 2003 of 30,000,000 ordinary shares in the Company, Nortel Networks Limited and Nortel Networks Optical Components now had an interest in 31,000,000 ordinary shares, or 15.1% of the issued share capital, in the Company. A copy of this press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

        On July 8, 2003, the Company issued a press release announcing that it had received notification from AMVESCAP PLC ("AMVESCAP") that following the purchase of 7,200,000 ordinary shares in the Company on July 3, 2003, the holding of AMVESCAP and subsidiary companies on behalf of discretionary clients increased to 29,018,498 ordinary shares, or 14.15% of the issued share capital, in the Company. A copy of this press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

        On July 8, 2003, the Company issued a press release announcing that it had received notification from Morgan Stanley Securities Limited ("MSSL") that it had acquired an interest in ordinary shares of the Company that resulted in it holding a total of 6,227,006 ordinary shares, or 3.03% of the issued share capital, in the Company. A copy of this press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

        On July 16, 2003, the Company issued a press release announcing that it had received notification from MSSL that on July 10, 2003 it had disposed of its interest in some of its holding of ordinary shares in the Company with the result that MSSL and the group of companies which are direct or indirect holding companies of MSSL no longer held a notifiable (3%) interest in the shares of the Company. A copy of this press release is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

        On July 21, 2003, the Company issued a press release announcing that it had received notification from Aviva plc that, following a purchase of 300,000 ordinary shares in the Company on July 17, 2003, its subsidiary, Morley Fund Management Limited had an interest in 20,917,183 ordinary shares, or 10.06% of the issued share capital, in the Company. A copy of this press release is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

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        On July 28, 2003, the Company issued a press release announcing a technology, product and commercial association with BTI Photonic Systems to deliver optimized optical subsystems. A copy of this press release is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

Exhibits
99.1	Schedule 3A, Application for Admission of Securities to the Official List, filed July 4, 2003.
99.2	Form 1, Application for Admission to Trading, filed July 4, 2003.
99.3	Press Release issued on July 4, 2003.
99.4	Press Release issued on July 4, 2003.
99.5	Press Release issued on July 8, 2003.
99.6	Press Release issued on July 8, 2003.
99.7	Press Release issued on July 16, 2003.
99.8	Press Release issued on July 21, 2003.
99.9	Press Release issued on July 28, 2003.

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        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: August 18, 2003	By:	/s/ STEPHEN ABELY
Name: Stephen Abely Title: Chief Financial Officer

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BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Schedule 3A, Application for Admission of Securities to the Official List, filed July 4, 2003.	2
99.2	Form 1, Application for Admission to Trading, filed July 4, 2003.	5
99.3	Press Release issued on July 4, 2003.	7
99.4	Press Release issued on July 4, 2003.	8
99.5	Press Release issued on July 8, 2003.	9
99.6	Press Release issued on July 8, 2003.	10
99.7	Press Release issued on July 16, 2003.	11
99.8	Press Release issued on July 21, 2003.	12
99.9	Press Release issued on July 28, 2003.	13

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INDEX TO EXHIBITS